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                                                OMB Number           3235-0145
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 10)*


                                Revco D.S., Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                   761339100
                           ----------------------------
                                (CUSIP NUMBER)



               Sheli Z. Rosenberg, Rosenberg & Liebentritt, P.C.
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-3990
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  MAY 29, 1997
                       --------------------------------
                     (DATE OF EVENT WHICH REQUIRES FILING
                              OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  Page 1 of 4
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                                 SCHEDULE 13D


CUSIP NO.   761339100                            PAGE  2    OF   4    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zell/Chilmark Fund, L.P.
         36-3716608
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*




--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            0
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
                 CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN
                SHALL HAVE THE SAME MEANING AS THEY HAVE IN THE
                  INITIAL SCHEDULE 13D AND AMENDMENTS THERETO.





Item 5.  Interest in Securities of the Issuer

         (a), (c) and (e)

         On May 29, 1997, the Issuer and CVS completed the Merger. In the Merger, Zell/Chilmark received 11,585,043 shares of common stock of CVS as total consideration for its 13,102,888 shares of Common Stock and as a result, holds no shares of Common Stock of the Issuer. Therefore, as of May 29, 1997, Zell/Chilmark ceased to be a beneficial owner of more than 5% of the Issuer's Common Stock.







                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                   Zell/Chilmark Fund, L.P.

                                   By:  ZC Limited Partnership, general partner

                                   By:  ZC Partnership, general partner

                                   By:  ZC Inc., a partner


                                   By:  /s/  Sheli Z. Rosenberg
                                        -----------------------------
                                        Vice President



                             DATED:  June 18, 1997

                                 EXHIBIT INDEX





EXHIBIT NUMBER                         DESCRIPTION                          PAGE
--------------                         -----------                          ----
      1         Merger Agreement dated February 4, 1992.                     *

      2         Amended and Restated Standby Purchase Agreement dated        *
                April 17, 1992.

      3         Stockholder's Agreement dated as of June 1, 1992.            *

      4         Registration Rights Agreement dated as of June 1, 1992.      *

      5         Pages 108 - 110 of Preliminary Prospectus dated November     *
                9, 1992.

      6         Standby Purchase Agreement dated December 15, 1992.          *

      7         Stockholder Agreement dated November 29, 1995.               *

      8         CVS Stockholder Agreement dated February 6, 1997.            *

      9         Letter from Zell/Chilmark to CVS and Issuer dated            *
                February 6, 1997.

*  Previously filed.




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